FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 2, 2010

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X           Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.     Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	March 2, 2010	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel

CELLCOM ISRAEL ANNOUNCES

FOURTH QUARTER AND FULL YEAR 2009 RESULTS

------------------------

Cellcom Israel Concludes a Record Year

in terms of Revenues, Operating income, EBITDA1, Net income and Free cash flow1 and Presents 2009 Highest Revenues and Profitability

in the Israeli Cellular Market

Net income for 2009 increased 19.5%2;

Cellcom Israel declares a fourth quarter dividend of NIS 2.60 per share (totals approx. NIS 257 million), reaching an annual dividend for 2009 of approx. NIS 1.2 billion

2009 Full Year Highlights (compared to 20083):

▪	Total Revenues increased 1.0% reaching NIS 6,483 million ($1,717 million)

▪	Total Revenues from services increased 1.1% to NIS 5,732 million ($1,518 million)

▪	Revenues from content and value added services (including SMS) increased 30.9%, representing 15.4% of services revenues

▪	EBITDA increased 1.9% to NIS 2,529 million ($670 million); EBITDA margin 39%, up from 38.7%

▪	Operating income increased 4.6% to NIS 1,768 million ($468 million)

▪	Net income[2] increased 19.5% to NIS 1,182 million ($313 million)

▪	Free cash flow[1] increased 24.7% to NIS 1,518 million ($402 million)

▪	Subscriber base increased by approx. 105,000 net subscribers during 2009, mostly post-paid subscribers; reaching approx. 3.292 million at the end of December 2009

▪	3G subscribers reached approx. 997,000 at the end of December 2009, net addition of approx. 266,000 during 2009

▪	The Company declared a fourth quarter dividend of NIS 2.60 per share

[1]	Please see "Use of Non-GAAP financial measures" section at the end of this press release.
2
In comparison to 2008.  Net income for 2009 includes a one-time tax income in the amount of NIS 41 million. After elimination of this one-time effect, net income increased 15.4%. See "Income tax" section in this press release.

3
Following the change in accounting policy in the second quarter of 2009 regarding recognition of certain subscriber acquisition and retention costs for capitalization, comparison data for the fourth quarter and full year 2008 were changed to reflect the retrospective application of that change.

Fourth Quarter 2009 Highlights (compared to fourth quarter of 20084):

▪	Total Revenues increased 4.3% reaching NIS 1,639 million ($434 million)

▪	Total Revenues from services increased 1.5% to NIS 1,446 million ($383 million)

▪	Revenues from content and value added services (including SMS) increased 26.0%, representing 16.7% of services revenues

▪	EBITDA increased 3.7% to NIS 610 million ($162 million)

▪	Operating income increased 7.4% to NIS 419 million ($111 million)

▪	Net income increased 11.5% to NIS 271 million ($72 million)

▪	Subscriber base increased by approx. 33,000 net subscribers during the fourth quarter 2009, mostly post-paid subscribers;

▪	3G increased by approx. 56,000 net subscribers during the fourth quarter 2009

Netanya, Israel – March 2, 2010 – Cellcom Israel Ltd. (NYSE: CE L TASE: CEL) ("Cellcom Israel" or the "Company"), announced today its financial results for the fourth quarter and full year ended December 31, 2009. Revenues for the fourth quarter and full year 2009 totaled NIS 1,639 million ($434 million) and NIS 6,483 million ($1,717 million), respectively; EBITDA for the fourth quarter 2009 totaled NIS 610 million ($162 million), or 37.2% of total revenues, and for full year 2009 totaled NIS 2,529 million ($670 million), or 39.0% of total revenues; and net income for the fourth quarter and full year 2009 reached NIS 271 million ($72 million) and NIS 1,182 million ($313 million), respectively. Basic earnings per share for the fourth quarter and full year 2009 reached NIS 2.75 ($0.73) and NIS 12.01 ($3.18), respectively.

Commenting on the results, Amos Shapira, Chief Executive Officer said, "During 2009, we achieved record results for the third consecutive year, as we demonstrated continued growth in all financial parameters. This year we strengthened our leading position in the Israeli cellular market with the highest revenue and profitability and we continued our growth momentum, presenting the highest revenue, operating income, EBITDA, net income and free cash flow in the Company's history. This positive momentum continued in the fourth quarter of 2009, in which we presented our strongest fourth quarter results to date.

In 2009, we continued to increase our customer base, ending the year with close to 3.3 million subscribers, with a 36% increase in our 3G subscriber base, reaching approximately 1 million subscribers, representing over 30% of our total subscriber base.  On the revenues side, our continued  focus on growth drivers, led us this year to an increase of approximately 31% in revenues from content and value added services. This year we also continued to keep a tight rein on expenses and maintained the deep efficiency measures implemented in recent years. As always, we believe that a

4
Following the change in accounting policy in the second quarter of 2009 regarding recognition of certain subscriber acquisition and retention costs for capitalization, comparison data for fourth quarter and full year 2008 were changed to reflect the retrospective application of that change.

prudent and tight cost management is a necessity, especially in times of global recession and heightened competition.

At Cellcom Israel, our goal to build a company based upon consistent and stable long-term growth, leads us to focus on our core competencies, cellular communications,  and continue to leverage it by developing new businesses while taking advantage of cost synergies. As part of our focus on content and value added services, in 2009, we have collaborated in the creation of original, innovative and unique cellular content, which was widely viewed in Israel and was sold for distribution to cellular operators in other countries. This year, revenues from content and value added services continued to increase rapidly, constituting one of our main growth drivers. Notwithstanding, the average monthly revenue per subscriber decreased in 2009, compared with 2008, by over 3%, while average monthly minutes of use increased by approximately 1%, reflecting the ongoing airtime price erosion in 2009 by over 4%.

We continue to monitor the dynamic changes in the local communications market in order to identify new business and growth areas. The strategy of focusing on our core business continued to prove itself, as we steadily increased revenues and profitability, achieved new records, and provided our customers with quality service and the most advanced handsets, all while prudently managing expenses. We are committed to continue this path for our customers, shareholders and dedicated employees.”

Yaacov Heen, Chief Financial Officer, commented: "Our record results in 2009 are the result of a 31% increase in revenues from content and value added services, our ongoing efficiency measures and growing landline revenues. These three positive effects compensate the decline in roaming revenues attributed, among others, to the macro-economic environment, and the decrease in airtime revenues, attributed to the ongoing price erosion. In 2009, we continued to generate a strong free cash flow, reaching a record of NIS 1,518 million, an increase of approximately 25% from the previous year. 2009 was characterized by uncertainties and constituted a great challenge regarding planning and managing our business operation in terms of both revenues and expenses. We are proud with our developed capabilities, both technological and managerial-operational, which helped us to improve our efficiency, leading to an additional improvement in our business and financial performance. As in the past, we gladly share our success with our shareholders and as such, we will distribute a dividend of approximately NIS 257 million, representing approximately 95% of the fourth quarter net income. Our total dividends distributed in 2009, amounted to approximately NIS 1.2 billion, or a 12.4% dividend yield for the year.”

Main Financial Highlights5:

	Million NIS		% of Revenues		% Change	Million US$ (convenience translation)
	2009	2008	2009	2008		2009	2008
Revenues - Services	5,732	5,672	88.4%	88.4%	1.1%	1,518	1,503
Revenues - Equipment	751	745	11.6%	11.6%	0.8%	199	197
Total revenues	6,483	6,417	100.0%	100.0%	1.0%	1,717	1,700
Cost of revenues - Services	2,643	2,641	40.8%	41.1%	0.1%	700	700
Cost of revenues - Equipment	690	755	10.6%	11.8%	(8.6%)	183	200
Total cost of revenues	3,333	3,396	51.4%	52.9%	(1.9%)	883	900
Gross Profit	3,150	3,021	48.6%	47.1%	4.3%	834	800
Marketing and Sales Expenses	716	701	11.0%	10.9%	2.1%	189	185
General and Administration Expenses	660	659	10.2%	10.3%	0.2%	175	175
Other (Income) Expenses, net	6	(29)	0.1%	(0.4%)		2	(8)
Operating income	1,768	1,690	27.3%	26.3%	4.6%	468	448
Financing expenses, net	(219)	(310)	(3.4%)	(4.8%)	(29.4%)	(58)	(82)
Income before Income Tax	1,549	1,380	23.9%	21.5%	12.2%	410	366
Income Tax	367	391	5.7%	6.1%	(6.1%)	97	104
Net Income	1,182	989	18.2%	15.4%	19.5%	313	262
Free Cash Flow[1]	1,518	1,217	23.4%	19.0%	24.7%	402	322

Key Performance Indicators:

	2009	2008	% Change	2009	2008
	Million NIS			Million US$ (convenience translation)
EBITDA	2,529	2,482	1.9%	670	657
EBITDA, as percent of Revenues	39.0%	38.7%	0.8%
Subscribers end of period (in thousands)	3,292	3,187	3.3%
Churn Rate (in %)	19.6%	18.9%	3.7%
Average Monthly MOU (in minutes) *	331	329	0.6%
Monthly ARPU (in NIS)	144	149	(3.4%)	38.1	39.5

*
Following the regulatory requirement to change the basic airtime charging unit from twelve-seconds to one-second units commencing January 1, 2009, MOU for 2008 has been adjusted to the same per-one second unit basis to enable a comparison. MOU for 2008 based on the former charging units was 350 minutes.

5
Following the change in accounting policy in the second quarter of 2009 regarding recognition of certain subscriber acquisition and retention costs for capitalization, comparison data for 2008 were changed to reflect the retrospective application of that change.

Financial Review

Revenues for 2009 increased 1.0% totaling NIS 6,483 million ($1,717 million), compared to NIS 6,417 million ($1,700 million) last year. The increase in revenues is attributed to a 1.1% increase in revenues from services, which reached NIS 5,732 million ($1,518 million) in 2009 as compared to NIS 5,672 million ($1,503 million) last year. The increase also resulted from a 0.8% increase in handset and accessories’ revenues, which increased from NIS 745 million ($197 million) in 2008, to NIS 751 million ($199 million) in 2009.

The increase in service revenues in 2009 was mainly due to a 31% increase in revenues from content and value added services (including SMS), which totaled in 2009 NIS 882 million ($234 million), representing 15.4% of service revenues, compared to NIS 674 million ($179 million) or 11.9% of service revenues in 2008, as well as a significant increase in revenues from land-line services. The increase in service revenues was partially offset by a substantial decrease in roaming revenues following the reduction in incoming and outgoing tourism resulting from the global economic slowdown. The increase in service revenues was also offset in part by a decrease in domestic airtime revenues mainly due to the ongoing airtime price erosion.

Revenues for the fourth quarter of 2009 increased 4.3% totaling NIS 1,639 million ($434 million), compared to NIS 1,572 million ($416 million) in the fourth quarter last year. The increase in revenues is attributed to a 1.5% increase in revenues from services, which reached NIS 1,446 million ($383 million) in the fourth quarter 2009 as compared to NIS 1,424 million ($377 million) in the fourth quarter last year. The increase also resulted from a 30.4% increase in handset and accessories’ revenues, which rose from NIS 148 million ($39 million) in the fourth quarter last year, to NIS 193 million ($51 million) in the fourth quarter 2009.

The higher service revenues resulted mainly from a 26.0% increase in content and value added services (including SMS) revenues in the fourth quarter 2009, compared to the fourth quarter last year. Revenues from content and value added services reached NIS 242 million ($64 million), or 16.7% of service revenues in the fourth quarter. Furthermore, the increase in landline services revenues during the quarter also contributed to the higher service revenues. These increases were partially offset by the ongoing airtime price erosion as well as a substantial decrease in revenues from roaming services following the reduction in incoming and outgoing tourism.

Cost of revenues for 2009 totaled NIS 3,333 million ($883 million), compared to NIS 3,396 million ($900 million) in 2008, a decrease of 1.9%. The decrease primarily resulted from a decrease of 8.6% in equipment cost of revenues, while services cost of revenues slightly increased. The decrease in equipment cost of revenues primarily resulted from a decrease in the total amount of handsets sold during 2009 compared with 2008, mainly due to more aggressive sales campaigns launched in 2008 compared with 2009. This decrease was partially offset by an increase in the average handset cost due to a larger amount of advanced 3G handsets sold during 2009. The increase in services cost of revenues in 2009 compared with 2008, resulted mainly from an increase in interconnect fees due to an increase in the number of outgoing calls completed in other operators' networks, an increase in cost of content and value-added services due to increased usage and a one-time provision in the amount of NIS 15 million related to a dispute with the Ministry of Communications regarding frequencies fees. These increases were offset mainly by a decrease in roaming related expenses due to the reduction in outgoing tourism, in depreciation expenses and in royalties paid to the Ministry of Communications resulting from a decline in the royalties' rate. Cost of revenues also reflects the deferral of handsets subsidies, which amounted to NIS 75 million ($20 million) in 2009 compared to NIS 77 million ($20 million) last year, and the amortization of such deferred handsets subsidies, which totaled NIS 80 million ($21 million) in 2009 compared to NIS 71 million ($19 million) in 2008.

Cost of revenues for the fourth quarter of 2009 totaled NIS 847 million ($224 million) similar to the fourth quarter last year. Cost of revenues was affected by an increase in equipment cost of revenues due to a larger amount of handsets sold during the fourth quarter 2009, compared with the fourth quarter of 2008 and an increase in the average handset cost due to a larger amount of advanced 3G handsets sold during the fourth quarter of 2009. Cost of revenues was also affected by an increase in interconnect fees due to an increase in the number of outgoing calls completed in other operators' networks and an increase in cost of content and value-added services due to increased usage. These increases were offset by a decrease in roaming related expenses due to the reduction in outgoing tourism, in depreciation expenses and in royalties paid to the Ministry of Communications resulting from a decline in the royalties' rate. Cost of revenues also reflects the deferral of handsets subsidies, which amounted to NIS 22 million ($6 million) in the fourth quarter of 2009 compared to NIS 23 million ($6 million) in the fourth quarter last year. The amortization of such deferred handsets subsidies totaled NIS 19 million ($5 million) in the fourth quarter 2009 compared to NIS 21 million ($6 million) in the fourth quarter 2008.

Gross profit for 2009 increased 4.3%, reaching NIS 3,150 million ($834 million), compared to NIS 3,021 million ($800 million) in 2008. Gross profit margin for 2009 reached 48.6%, up from 47.1% in 2008. Gross profit for the fourth quarter 2009 increased 9.2%, reaching NIS 792 million ($210 million), compared to NIS 725 million ($192 million) in the fourth quarter 2008. Gross profit margin for the fourth quarter 2009 reached 48.3%, up from 46.1% in the fourth quarter 2008.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for 2009 increased 1.2% to NIS 1,376 million ($365 million), compared to NIS 1,360 million ($360 million) in 2008. The increase in SG&A Expenses was mainly due to an increase in amortization expenses related to deferred sales commissions, as well as a significant increase in bad debts and doubtful accounts, mainly due to the global economic slowdown and following the implementation of number portability, which allows subscribers to switch to another cellular operator without settling their outstanding debt first. These increases were partially offset by a decrease in advertising and customer retention expenses, a decrease in payroll expenses, mainly due to a decrease in compensation expenses related to our share incentive plan, mostly expensed during 2008, as well as a decrease in maintenance cost related to our information systems. SG&A Expenses also reflect the deferral of sales commissions in 2009, which amounted to approximately NIS 64 million ($17 million) compared to approximately NIS 60 million ($16 million) in 2008. Amortization of such deferred sales commissions increased in 2009 to approximately NIS 60 million ($16 million) compared to approximately NIS 36 million ($10 million) in 2008.

SG&A Expenses for the fourth quarter of 2009 increased 6.6% to NIS 371 million ($98 million), compared to NIS 348 million ($92 million) in the fourth quarter of 2008. The increase in SG&A Expenses in the quarter was mainly due to a significant increase in bad debts and doubtful accounts expenses, an increase in sales commissions, as well as in employees recruitment expenses. These increases were partially offset by a decrease in payroll expenses, mainly due to a decrease in compensation expenses related to our share incentive plan, as well as in depreciation expenses. SG&A Expenses also reflect the deferral of sales commissions in the fourth quarter 2009, which amounted to approximately NIS 18 million ($5 million) compared to approximately NIS 14 million ($4 million) in the fourth quarter last year. Amortization of such deferred sales commissions increased in the fourth quarter of 2009 to approximately NIS 15 million ($4 million) compared to approximately NIS 13 million ($3 million) in the fourth quarter last year.

Operating income for 2009 increased 4.6%, reaching a record of NIS 1,768 million ($468 million), compared to NIS 1,690 million ($448 million) last year. Operating income for the fourth quarter 2009 increased 7.4% to NIS 419 million ($111 million), compared to NIS 390 million ($103 million) in the fourth quarter last year.

EBITDA for 2009 increased 1.9%, reaching to a record of NIS 2,529 million ($670 million), compared to NIS 2,482 million ($657 million) in 2008. EBITDA, as a percent of revenues, totaled 39.0%, compared to 38.7% in 2008. EBITDA for the fourth quarter 2009 increased 3.7% to NIS 610 million ($162 million) compared to NIS 588 million ($156 million) in the fourth quarter last year. EBITDA for the fourth quarter 2009, as a percent of quarterly revenues, totaled 37.2%.

Financing Expenses, net for 2009 totaled NIS 219 million ($58 million), compared to NIS 310 million ($82 million) in 2008. The decrease was primarily due to gains from the Company's hedging portfolio, mainly from Israeli Consumer Price Index (CPI) hedging transactions, as well as from embedded derivatives income in 2009 compared with embedded derivatives expense in 2008, mainly due to the one-time reversal of financing income in the amount of NIS 29 million in the second quarter of 2008, following a clarification of the Israel Accounting Standard Board to the International Accounting Standard no. 39. The decrease in financing expenses, net also resulted from a decrease in CPI linkage expenses associated with the Company's debentures due to the decreased inflation rate of 3.8% in 2009 compared with 4.5% in 2008. These decreases were partially offset by an increase in interest expenses associated with the Company's debentures, due to the increase in the Company's outstanding indebtedness following the issuance of its new series of debentures and the expansion of an existing series in April 2009.

Financing Expenses, net for the fourth quarter 2009 totaled NIS 58 million ($15 million), compared to NIS 47 million ($12 million) in the fourth quarter last year. The increase resulted mainly from the increase in interest and CPI linkage expenses, associated with the Company's debentures, resulting from the increased debt level and higher inflation in the fourth quarter this year, as compared to the fourth quarter last year. The increase was partially offset by a decrease in foreign currency differences associated with trade payables balances, as well as a decrease in losses from the Company's hedging portfolio, mainly from CPI hedging transactions.

Income tax for 2009 decreased 6.1%, totaling NIS 367 million ($97 million), compared to NIS 391 million ($104 million) last year. The decrease resulted from the reduction in Corporate tax rate to 26% in 2009 from 27% in 2008 and a reduction of deferred tax liabilities and the recognition of a one-time tax income of approximately NIS 41 million in the third quarter of 2009, due to the enactment of the Economic efficiency improvement Law (legislative amendments for the implementation of the Economic program for the years 2009 and 2010), in July 2009, which provides, among others, for an additional gradual reduction of the Corporate tax rate from 25% for the 2010 tax year down to 18% for the 2016 tax year and thereafter. The decrease in income tax was partially offset by an increase in income before income tax.

Net Income for 2009 reaching a record of NIS 1,182 million ($313 million) compared to NIS 989 million ($262 million) in 2008, an increase of 19.5%, or 15.4% after elimination of the one-time tax income as mentioned above. Net income for the fourth quarter 2009 increased 11.5% to NIS 271 million ($72 million), compared to NIS 243 million ($64 million) in the fourth quarter last year. Basic earnings per share for 2009 totaled NIS 12.01 ($3.18), compared to NIS 10.12 ($2.68) in 2008. Basic earnings per share for the fourth quarter 2009 totaled NIS 2.75 ($0.73), compared to NIS 2.48 ($0.66) in the fourth quarter last year.

Operating Review

New Subscribers – at the end of 2009 the Company had approximately 3.292 million subscribers. During 2009 the Company added approximately 105,000 net new subscribers, mostly post-paid, out of which approximately 33,000 joined the Company in the fourth quarter.

In 2009, the Company added approximately 266,000 net new 3G subscribers to its 3G subscriber base, out of which 56,000 in the fourth quarter, reaching approximately 997,000 3G subscribers at the end of 2009. The Company’s 3G subscribers represented 30.3% of the Company’s total subscriber base at the end of 2009, an increase from the 22.9% 3G subscribers represented of total subscribers at the end of 2008.

The Churn Rate in 2009 totaled 19.6%, compared to 18.9% in 2008. The churn rate for the fourth quarter 2009 totaled to 4.8%, compared to 4.3% in the fourth quarter last year. Both annual and quarterly churn were primarily impacted by the churn of pre-paid subscribers characterized by lower contribution  and subscribers with collection problems.

Average monthly subscriber Minutes of Use ("MOU") in 2009 totaled 331 minutes, compared to 329 minutes in 2008, an increase of 0.6%. MOU for the fourth quarter 2009 totaled 333 minutes, compared to 320 minutes in the fourth quarter 2008, an increase of 4.1%, attributed mainly to the occurrence of part of the Jewish holiday season, characterized by a reduced usage, in the fourth quarter in 2008, compared to the third quarter in 2009. Following the regulatory requirement to change the basic airtime charging units from twelve-seconds to one-second units commencing January 1, 2009, MOU for 2008 and for the fourth quarter 2008 has been adjusted to the same per-one second unit basis to enable a comparison. MOU for 2008 and for the fourth quarter of 2008 based on the former charging units was 350 and 338 minutes, respectively.

The monthly Average Revenue per User (ARPU) for 2009 totaled NIS 144 ($38.1), compared to NIS 149 ($39.5) in 2008, a 3.4% decrease. ARPU for the fourth quarter 2009 totaled NIS 143 ($37.9), a 2.7% decrease, compared to NIS 147 ($38.9) in the fourth quarter last year. Both annual and quarterly decreases resulted, among others, from the lower roaming revenues and the ongoing airtime price erosion in 2009 and the fourth quarter 2009, compared with the corresponding periods in 2008.

Financing and Investment Review

Cash Flow

Free cash flow for 2009 increased 24.7%, reaching NIS 1,518 million ($402 million), compared to NIS 1,217 million ($322 million) generated in 2008. Free cash flow for the fourth quarter of 2009 totaled NIS 271 million ($72 million), compared to NIS 366 million ($97 million) generated in the fourth quarter of 2008. Free cash flow for 2009 and for the fourth quarter this year include NIS 212 million ($56 million) and NIS 88 million ($23 million), respectively, invested in the Company's current debentures portfolio according to its investment policy.

Shareholders' Equity

Shareholders' Equity as of December 31, 2009 amounted to NIS 374 million ($99 million), primarily consisting of accumulated undistributed retained earnings.

Investment in Fixed Assets and Intangible Assets

During 2009 and the fourth quarter 2009, the Company invested NIS 663 million ($176 million) and NIS 223 million ($59 million), respectively, in fixed assets and intangible assets (including, among others, deferred sales commissions and handsets subsidies and investments in information systems and software), compared to NIS 633 million ($168 million) and NIS 190 million ($50 million) in 2008 and the fourth quarter 2008, respectively.

Dividend

On March 2, 2010, the Company's board of directors declared a cash dividend in the amount of NIS 2.60 per share, and in the aggregate amount of approximately NIS 257 million (the equivalent of approximately $0.68 per share and approximately $68 million in the aggregate, based on the representative rate of exchange on February 26, 2010; The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on March 25, 2010), subject to withholding tax described below. The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day in the NYSE on March 15, 2010. The payment date will be March 31, 2010. According to the Israeli tax law, the Company will deduct at source 20% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. The dividend per share that the Company will pay for the fourth quarter of 2009 does not reflect the level of dividends that will be paid for future quarterly periods, which can change at any time in accordance with the Company’s dividend policy. A dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2009 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

Conference Call Details

The Company will be hosting a conference call on Tuesday, March 2, 2010 at 10:00 am EST, 7:00 am PST, 15:00 GMT, 17:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553	UK Dial-in Number: 0 800 917 5108

Israel Dial-in Number: 03 918 0609	International Dial-in Number: +972 3 918 0609

at: 10:00 am Eastern Time; 07:00 am Pacific Time; 15:00 UK Time; 17:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

Annual report for 2009

Cellcom Israel will be filing its annual report for the year ended December 31, 2009 (on form 20-F) with the US Securities and Exchange Commission today, March 2, 2010. The annual report will be available for download at the Cellcom Israel's website in the investor relations section of Cellcom Israel's website at: www.cellcom.co.il. Cellcom Israel will furnish a hard copy to any shareholder who so requests, without charge. Such requests may be sent through the Company's website or by sending a postal mail request to Cellcom Israel Ltd., 10 Hagavish Street, Netanya, Israel (attention: Chief Financial Officer).

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.292 million subscribers (as at December 31, 2009) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2009.

Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) conversion rate of NIS 3.775 = US$ 1 as published by the Bank of Israel on December 31, 2009.

Use of non-GAAP financial measures

EBITDA is a non-GAAP measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-GAAP measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities plus short-term investment in marketable debentures. See the reconciliation note at the end of this Press Release.

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	IR Contacts Porat Saar & Kristin Knies CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Financial Position

				Convenience translation Into U.S. dollar
	December 31	December 31	December 31	December 31
	*2007	*2008	2009	2009
	NIS millions	NIS millions	NIS millions	US$ millions
Assets
Cash and cash equivalents	911	275	903	239
Current investments, including derivatives	**44	**68	272	72
Trade receivables	1,385	1,478	1,579	418
Other receivables	**52	**44	63	18
Inventory	245	119	149	39

Total current assets	2,637	1,984	2,966	786

Trade and other receivables	575	602	606	161
Property, plant and equipment, net	2,335	2,159	2,096	555
Intangible assets, net	747	743	711	188

Total non-current assets	3,657	3,504	3,413	904

Total assets	6,294	5,488	6,379	1,690

Liabilities
Short term Borrowings	353	329	350	93
Trade payables and accrued expenses	953	677	806	214
Current tax liabilities	140	85	67	18
Provisions	91	47	84	22
Other current liabilities, including derivatives	384	385	405	107

Total current liabilities	1,921	1,523	1,712	454

Long- term borrowings	343	-	-	-
Debentures	2,983	3,401	4,185	1,109
Provisions	14	17	16	4
Other long-term liabilities	3	1	1	-
Deferred taxes	149	156	91	24

Total non- current liabilities	3,492	3,575	4,293	1,137

Total liabilities	5,413	5,098	6,005	1,591

Shareholders’ equity
Share capital	1	1	1	-
Cash flow hedge reserve	(33)	(11)	(23)	(6)
Retained earnings	913	400	396	105

Total shareholders’ equity	881	390	374	99

Total liabilities and shareholders’ equity	6,294	5,488	6,379	1,690

  (*) Retrospective application due to accounting policy change regarding "Subscriber Acquisition and Retention Costs"
(**) Reclassified

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Income
				Convenience translation into U.S. dollar
	Year ended December 31			Year ended December 31
	*2007	*2008	2009	2009
	NIS millions	NIS millions	NIS millions	US$ millions
Revenues	6,050	6,417	6,483	1,717

Cost of revenues	3,315	3,396	3,333	883

Gross profit	2,735	3,021	3,150	834

Selling and marketing expenses	685	701	716	189

General and administrative expenses	653	659	660	175

Other (income) expenses, net	3	(29)	6	2

Operating income	1,394	1,690	1,768	468

Financing income	140	83	151	40

Financing expenses	(287)	(393)	(370)	(98)

Financing expenses, net	(147)	(310)	(219)	(58)

Income before income tax	1,247	1,380	1,549	410

Income tax	328	391	367	97

Net income	919	989	1,182	313

Earnings per share

Basic earnings per share in NIS	9.42	10.12	12.01	3.18

Diluted earnings per share in NIS	9.34	9.96	11.90	3.15

(*) Retrospective application due to accounting policy change regarding "Subscriber Acquisition and Retention Costs"

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Statements of Cash Flows
				Convenience translation into U.S. dollar
	Year ended December 31			Year ended December 31
	*2007	*2008	2009	2009
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities:
Net income	919	989	1,182	313
Adjustments for:
Depreciation and amortization	790	821	755	200
Share based payments	29	28	1	-
Reversal of provision allowance	(10)	-	-	-
Capital gain on sale of land	-	(9)	-	-
Loss (gain) on sale of assets	4	(9)	6	2
Income tax expense	328	391	367	97
Financial expenses, net	147	310	219	58
Changes in operating assets and liabilities:
Changes in inventories	(191)	36	(105)	(28)
Changes in trade receivables (including long-term amounts)	(99)	(117)	(69)	(18)
Changes in other receivables (including long-term amounts)	(24)	(34)	2	1
Changes in trade payables and accrued expenses	188	(271)	152	41
Changes in other liabilities (including long-term amounts)	92	99	(4)	(1)
Proceeds (Payments) for derivative hedging contracts, net	(24)	(38)	21	5
Proceeds (payments) for other derivative contracts, net	(16)	18	8	2
Income tax paid	(313)	(451)	(447)	(119)
Net cash from operating activities	1,820	1,763	2,088	553

Cash flows from investing activities
Acquisition of property, plant, and equipment	(466)	(429)	(404)	(107)
Acquisition of intangible assets	(97)	(175)	(173)	(46)
Change in current investments, net	-	-	(212)	(56)
Payments for derivative hedging contracts, net	(12)	(17)	-	-
Proceeds from sales of property, plant and equipment	4	19	2	1
Interest received	23	17	5	1
Proceed from sale of long term assets	(12)	39	-	-
Net cash used in investing activities	(560)	(546)	(782)	(207)

Cash flows from financing activities
Proceeds from (payment for) derivative contracts, net	(10)	31	33	9
Proceeds from short term borrowings			8	2
Repayments of long-term loans from banks	(645)	(648)	-	-
Repayments of Debentures	-	(125)	(332)	(88)
Proceeds from issuance of debentures, net of issuance costs	1,066	589	989	261
Dividend paid	(639)	(1,525)	(1,186)	(314)
Interest paid	(177)	(175)	(190)	(50)
Net cash used in financing activities	(405)	(1,853)	(678)	(180)

Changes in cash and cash equivalents	855	(636)	628	166
Balance of cash and cash equivalents at beginning of the period	56	911	275	73
Balance of cash and cash equivalents at end of the period	911	275	903	239

 (*)  Retrospective application due to accounting policy change regarding "Subscriber Acquisition and Retention Costs"

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-GAAP Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

				Convenience translation into US dollar
	Year ended Decmber 31			Year ended December 31
	2007 NIS millions	2008 NIS millions	2009 NIS millions	2009 US$ millions
Net income	919	989	1,182	313
Income taxes	328	391	367	97
Financing income	(140)	(83)	(151)	(40)
Financing expenses	287	393	370	98
Other expenses (income)	3	(29)	6	2
Depreciation and amortization	790	821	755	200
EBITDA	2,187	2,482	2,529	670

Free cash flow

The following table shows the calculation of free cash flow:

				Convenience translation into US dollar
	Year ended Decmber 31			Year ended December 31
	2007 NIS millions	2008 NIS millions	2009 NIS millions	2009 US$ millions
Cash flows from operating activities	1,820	1,763	2,088	553
Cash flows from investing activities	(560)	(546)	(782)	(207)
short-term Investment in marketable debentures	-	-	212	56
Free cash flow	1,260	1,217	1,518	402